COMMENTS RECEIVED ON SEPTEMBER 30, 2016

FROM EDWARD BARTZ

FIDELITY UNION STREET TRUST II (File Nos. 811-06452 and 033-43757)

Fidelity Arizona Municipal Money Market Fund

Fidelity Municipal Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 45

Fidelity Arizona Municipal Money Market Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a corresponding strategy for foreign exposure in the “Principal Investment Strategies” section.

R:

The fund does not have a principal strategy of making foreign investments. However, the municipal securities in which the fund invests may be backed by foreign entities providing credit support or maturity-shortening structures. As a result, the fund may be exposed to risks associated with adverse political, regulatory, market, or economic developments in foreign countries because of the credit support or other structures related to these foreign entities, and we believe that this risk should be disclosed. Accordingly, we have not modified our disclosure.

Fidelity Arizona Municipal Money Market Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in municipal securities whose interest is exempt from federal and Arizona personal income taxes. Municipal securities whose interest is exempt from federal and Arizona personal income taxes include securities issued by U.S. territories and possessions, such as Guam, the Virgin Islands, and Puerto Rico, and their political subdivisions and public corporations.”

C:

The Staff requests we explain whether the fund has discussed adding additional risk disclosure regarding Puerto Rico municipal securities.

R:

We believe the fund has appropriately disclosed the risks of investing in the fund.

Fidelity Arizona Municipal Money Market Fund

“Investment Details” (prospectus)

“Investment Objective”

C:

The Staff would like us to add derivatives investment information to the “Principal Investment Strategies” and “Principal Investment Risks” sections.

R:

The fund does not have a principal investment strategy of investing in derivatives. Accordingly, we have not modified disclosure.

Fidelity Arizona Municipal Money Market Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Geographic Concentration.  Unfavorable political or economic conditions within Arizona can affect the credit quality of issuers located in that state.”

C:

The Staff requests that we provide specific risks for Arizona as the current disclosure could apply to any state.

R:

We will include the following disclosure under “Principal Investment Risks” in the “Fund Basics” Section:

“Geographic Concentration. The performance of the funds’ investments can be expected to be highly sensitive to the fiscal stability of the State of Arizona and its subdivisions, agencies, instrumentalities and authorities. The fiscal stability of those issuers can in turn be expected to be closely tied to economic and political conditions within Arizona and within the local jurisdictions of local government issuers. After multiple years of decline, the rate of growth in Arizona showed signs of improvement beginning in 2011, and Arizona’s economy continued to show signs of improvement and recovery in 2014 and 2015. Arizona’s economy is expected to continue to recover, but the rate of growth is likely to be slow through 2016.”

Fidelity Arizona Municipal Money Market Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a corresponding leverage risk to “Principal Investment Risks” in the “Fund Summary” section.

R:

We believe that the disclosure under the sub-heading “Principal Investment Risks” in the “Fund Summary” section appropriately discloses the fund’s principal investment risks. Leverage risk is not expected to be a principal investment risk for the fund, but because the fund may invest in derivatives and forward-settling securities, the fund could be exposed to some leverage risk. General Instruction C.3(b) under Form N-1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required. Because leverage can magnify investment risks, we believe this is an important risk to identify, even if not disclosed as “principal” in the “Summary” section.

Fidelity Municipal Money Market Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in municipal securities whose interest is exempt from federal income tax. The Adviser may invest all of the fund's assets in municipal securities whose interest is subject to the federal alternative minimum tax.”

C:

The Staff requests we add the underlined AMT disclosure to the “Fund Summary” section.

R:

We believe that the fund appropriately discloses its principal investment strategies.  Accordingly, we have not included the requested additional disclosure.

Fidelity Municipal Money Market Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The supply of and demand for municipal money market securities can vary from time to time. When the Adviser believes that suitable municipal money market securities are not available, or during other unusual market conditions, the Adviser may leave a significant portion of the fund's assets uninvested, or may invest up to 20% of the fund's assets in securities subject to state and/or federal income tax.”

C:

The Staff requests we add the underlined disclosure to the “Fund Summary” section.

R:

The requested disclosure will be updated accordingly.

All funds

“Investment Details” (prospectuses)

“Principal Investment Strategies”

“In buying and selling securities for the fund, the Adviser complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity, liquidity, and diversification of the fund's investments. The Adviser may invest the fund's assets in municipal money market securities by investing in other funds. The Adviser stresses maintaining a stable $1.00 share price, liquidity, and income.”

C:

The Staff requests we add to the underlined disclosure “there is no guarantee that the fund will be able to do so”.

R:

 The requested disclosure is already included in the “Principal Investment Risks” section:

“A money market fund's yield will change daily based on changes in interest rates and other market conditions. Although a money market fund is managed to maintain a stable $1.00 share price, there is no guarantee that the fund will be able to do so.”